Exhibit 99.10

Paris, April 27, 2012

First quarter 2012 results

	1Q12	1Q11	Change vs 1Q11
Adjusted net income[1]
- in billion euros (B€)	3.07	3.10	-1%
- in billion dollars (B$)	4.03	4.25	-5%
- in euros per share	1.36	1.38	-2%
- in dollars per share	1.78	1.89	-6%

Net income (Group share) of 3.7 B€ in the first quarter 2012 Net-debt-to-equity ratio of 22.2% on March 31, 2012

Upstream production of 2,372 kboe/d in the first quarter 2012 1Q12 interim dividend of 0.57 €/share payable in September 2012[2]

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert PERKINS

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros 542 051 180 R.C.S. Nanterre

www.total.com

Commenting on the quarter, Christophe de Margerie, Chairman and CEO said:

« Recent incidents, such as the one on the Elgin platform in the UK North Sea, confirm the crucial importance of safety in our operations. We cannot envisage profitable growth without prioritizing personal safety and operational reliability. The entire company recognizes that the complexity of our operations requires an even stronger commitment to safety and environmental protection.

In the context of oil prices that were favorable for Upstream but difficult for Refining & Chemicals activities, the Group is satisfied with its first quarter profit of 3.1 billion euros. Important achievements to highlight since the start of the year include first production from Usan, Islay and Bongkot South. TOTAL has also launched the development of three major new projects, Ichthys, Ofon II and Hild, finalized its entry into Uganda and approved the expansion of the Daesan petrochemicals complex in South Korea. It is thanks to attention to safety, the dynamism in the development of a diverse portfolio of assets, and the strength of its balance sheet that the Group can pursue the sustainable growth of its activities. »

[1]          Definition of adjusted results on page 2 - dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.3108 $/€ in the 1st quarter 2012, 1.3680 $/€ in the 1st quarter 2011, 1.3482 $/€ in the 4th quarter 2011.

[2]         The ex-dividend date will be September 24, 2012. Pending approval at the May 11, 2012, Annual Shareholders Meeting, the remaining 0.57 €/share dividend for 2011 will be paid June 21, 2012.

• Key figures[3]

in millions of euros except earnings per share and number of shares	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Sales	51,168	47,492	46,029	+11%
Adjusted operating income from business segments	6,779	6,263	6,369	+6%
Adjusted net operating income from business segments	3,257	3,049	3,363	-3%

• Upstream	2,939	2,776	2,849	+3%
• Refining & Chemicals	61	35	266	-77%
• Supply & Marketing	257	238	248	+4%
Adjusted net income	3,074	2,725	3,104	-1%
Adjusted fully-diluted earnings per share (euros)	1.36	1.20	1.38	-2%
Fully-diluted weighted-average shares (millions)	2,265	2,264	2,251	+1%
Net income (Group share)	3,662	2,290	3,946	-7%
Investments[4]	5,940	7,367	5,683	+5%
Divestments	1,690	1,495	663	x3
Net investments	4,250	5,872	5,020	-15%
Cash flow from operations	5,267	2,794	5,714	-8%
Adjusted cash flow from operations	5,095	5,865	4,945	+3%
in millions of dollars[5] except earnings per share and number of shares	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Sales	67,071	64,029	62,968	+7%
Adjusted operating income from business segments	8,886	8,444	8,713	+2%
Adjusted net operating income from business segments	4,269	4,111	4,601	-7%

• Upstream	3,852	3,743	3,897	-1%
• Refining & Chemicals	80	47	364	-78%
• Supply & Marketing	337	321	339	-1%
Adjusted net income	4,029	3,674	4,246	-5%
Adjusted fully-diluted earnings per share (euros)	1.78	1.62	1.89	-6%
Fully-diluted weighted-average shares (millions)	2,265	2,264	2,251	+1%
Net income (Group share)	4,800	3,087	5,398	-11%
Investments[4]	7,786	9,932	7,774	-
Divestments	2,215	2,016	907	x2
Net investments	5,571	7,917	6,867	-19%
Cash flow from operations	6,904	3,767	7,817	-12%
Adjusted cash flow from operations	6,679	7,907	6,765	-1%

[3]          Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 15 and the inventory valuation effect is explained on page 12.

[4]         Including acquisitions.

[5]         Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•      Main events since the start of the first quarter 2012

•      Gas leak on the Elgin platform in the UK North Sea

(information available on www.elgin.total.com)

•      Started production from three major projects, Usan in Nigeria, Bongkot South in Thaïland, and Islay in the UK North Sea

•      Launched the development of Ichthys LNG in Australia, Hild in the Norwegian North Sea, and Ofon Phase 2 in offshore Nigeria

•      Finalized the acquisition of 33.33% interest in exploration and production licenses in Uganda

•      Acquired interests in exploration permits in Yemen, Mauritania and Côte d’Ivoire

•      Entered a 50% joint venture for a pilot program to develop oil shale in Utah

•      Divested TEPMA BV, a Group subsidiary that held producing assets and interests in two pipelines in Colombia.

•      Signed a memorandum of understanding for the development of an integrated refining-petrochemicals project in China.

•      Launched the expansion and modernization project for the Samsung-Total Petrochemicals facility in South Korea.

•      Divestment of a 51% interest in Composites One, a North American distributor for the composites manufacturing industry, and of a 50% interest in fertilizer producer Pec-Rhin.

•      First quarter 2011 results

> Operating income from business segments

In the first quarter 2012, the Brent price averaged 118.6 $/b, an increase of 13% compared to the first quarter 2011 and 9% compared to the fourth quarter 2011. The European refining margin indicator (ERMI) averaged 20.9 $/t, a decrease of 15% compared to the first quarter 2011 but an increase of 38% compared to the fourth quarter 2011. Faced with weak demand and high raw material costs, the environment for petrochemicals in Europe continued to deteriorate.

The euro-dollar exchange rate averaged 1.31 $/€ in the first quarter 2012 compared to 1.37 $/€ in the first quarter 2011 and 1.35 $/€ in the fourth quarter 2011.

In this environment, the adjusted operating income[6] from the business segments was 6,779 M€, an increase of 6% compared to the first quarter 2011. Expressed in dollars, the increase was 2%.

The effective tax rate[7] for the business segments was 60% in the first quarter 2012 compared to 55% in the first quarter 2011, essentially due to the increase in the effective tax rate in the Upstream segment.

Adjusted net operating income from the business segments was 3,257 M€ in the first quarter 2012 compared to 3,363 M€ in the first quarter 2011, a decrease of 3%. That the adjusted net operating income from the business segments decreased while the adjusted operating income from the business segments increased during this period can be explained principally by the increase in the effective tax rate for the business segments during the period.

Expressed in dollars, the adjusted net operating income from the business segments was 4.3 billion dollars (B$), a decrease of 7% compared to the first quarter 2011. This decrease is due mainly to the lower contribution from Refining & Chemicals, which reflects the deterioration of its environment.

[7]          Defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[6]         There were no special items affecting operating income in the 1st quarter of 2012 or in the 1st quarter of 2011.

> Net income (Group share)

Adjusted net income was 3,074 M€ compared to 3,104 M€ in the first quarter 2011, a decrease of 1%. Expressed in dollars, adjusted net income decreased by 5%.

Adjusted net income excludes the after-tax inventory effect, special items and the effect of changes in fair value[8]:

•      The after-tax inventory effect had a positive impact of 590 M€ in the first quarter 2012 and a positive impact of 946 M€ in the first quarter 2011.

•      Changes in fair value had a negative impact on net income of 20 M€ in the first quarter 2012 compared to a positive impact of 63 M€ in the first quarter 2011.

•      Special items had a positive impact of 18 M€ in the first quarter 2012, including, in particular, gains on the sale of Sanofi shares which were partially offset by a provision for the Elgin incident at the level of the Group’s consolidated accounts. Special items in the first quarter 2011 had a negative impact of 167 M€.

Net income (Group share) was 3,662 M€ compared to 3,946 M€ in the first quarter 2011.

The effective tax rate for the Group was 60.6% in the first quarter 2012 compared to 55.6% in the first quarter 2011.

Adjusted fully-diluted earnings per share, based on 2,265 million fully-diluted weighted average shares, was 1.36 euros compared to 1.38 euros in the first quarter 2011.

Expressed in dollars, adjusted fully-diluted earnings per share declined by 6% to $1.78.

> Investments – divestments[9]

Investments, excluding acquisitions and including the change in non-current loans, were 3.9 B€ (5.1 B$) in the first quarter 2012, an increase of 39% compared to 2.8 B€ (3.8 B$) in the first quarter 2011.

Acquisitions were 1.8 B€ in the first quarter 2012, comprised essentially of an interest in exploration and production licenses in Uganda, exploration permits in Angola and minority interests in Fina Antwerp Olefins.

Asset sales in the first quarter 2012 were 1.5 B€, comprised essentially of Sanofi shares, interests in the Gassled pipeline in Norway, Upstream assets in France, and interests in Composites One in the U.S. and Pec-Rhin in France.

Net investments[10] were 4.2 B€ (5.6 B$) in the first quarter 2012 compared to 5.0 B€ (6.9 B$) in the first quarter 2011.

[8] Adjustment items explained on page 12. [9] Detail shown on page 16. [10] Net investments = investments including acquisitions and changes in non-current loans – asset sales.

> Cash flow

Cash flow from operations was 5,267 M€ in the first quarter 2012, a decrease of 8% compared to the first quarter 2011, essentially in line with the change in the Group’s net income.

Adjusted cash flow from operations[11] was 5,095 M€, an increase of 3%. Expressed in dollars, adjusted cash flow from operations was 6.7 B$, a decrease of 1%.

The Group’s net cash flow[12] was 1,017 M€ compared to 694 M€ in the first quarter 2011, an increase of 47%.

Expressed in dollars, the Group’s net cash flow was 1.3 B$ in the first quarter 2012, an increase of 40% compared to the first quarter 2011.

The net-debt-to-equity ratio was 22.2% on March 31, 2012, compared to 23.0% on December 31, 2011, and 19.3% on March 31, 2011[13].

[11] Cash flow from operations at replacement cost before changes in working capital. [12] Net cash flow = cash flow from operations - net investments. [13] Detail shown on page 17.

• Analysis of business segment results Upstream > Environment – liquids and gas price realizations*
	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Brent ($/b)	118.6	109.3	105.4	+13%
Average liquids price ($/b)	115.2	104.3	99.5	+16%
Average gas price ($/Mbtu)	7.16	6.79	6.19	+16%
Average hydrocarbons price ($/boe)	82.1	75.9	71.7	+15%

* Consolidated subsidiaries, excluding fixed margin and buy-back contracts. Effective first quarter 2012, over/under-lifting valued at market prices. > Production
Hydrocarbon production	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Combined production (kboe/d)	2,372	2,384	2,371	—
• Liquids (kb/d)	1,229	1,237	1,293	-5%
• Gas (Mcf/d)	6,226	6,201	5,880	+6%

Hydrocarbon production was 2,372 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2012, stable compared to the same quarter last year, essentially as a result of:

•      -2% for normal decline, net of production ramp-ups on new projects,

•      +5% for changes in the portfolio, integrating the net share of Novatek production and impact of the sale of interests in CEPSA and the E&P subsidiary in Cameroon,

•      -2% for security conditions in Syria net of the positive effect of Libya returning to production,

•      -1% for the price effect[14].

[14] Impact of changing hydrocarbon prices on entitlement volumes.

Results
in millions of euros	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Adjusted operating income*	6,457	6,055	5,821	+11%
Adjusted net operating income*	2,939	2,776	2,849	+3%
• includes adjusted income from equity affiliates	484	476	374	+29%
Investments	5,368	6,300	5,232	+3%
Divestments	759	447	335	x2
Cash flow from operating activities	5,624	3,648	4,643	+21%
Adjusted cash flow	4,668	5,430	4,271	+9%

*  Detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 2,939 M€ in the first quarter 2012 compared to 2,849 M€ in the first quarter 2011, an increase of 3%. Expressed in dollars, adjusted net operating income from the Upstream segment was 3,897 M$ in the first quarter 2011 compared to 3,852 M$ in the first quarter of 2012. The positive effect of higher hydrocarbon prices was offset mainly from higher Upstream taxes in these periods.

The effective tax rate for the Upstream segment was 62.1% compared to 57.6% in the first quarter 2011, essentially driven by portfolio mix effects and higher taxes in the UK.

The return on average capital employed (ROACE15) for the Upstream segment was 20%, for the twelve months ended March 31, 2012, stable compared to the full-year 2011.

The annualized first quarter 2012 ROACE for the Upstream segment was 20%.

[15] Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Refining & Chemicals > Refinery throughput and utilization rates*
	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Total refinery throughput (kb/d)	1,830	1,674	2,012	-9%

• France	692	742	745	-7%
• Rest of Europe	879	714	1,047	-16%
• Rest of world	259	218	220	+18%
Utilization rates**
• Based on crude only	82%	77%	79%
• Based on crude and other feedstock	88%	79%	85%

*       Includes share of CEPSA through July 31, 2011, and of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Supply & Marketing segment.

**     Based on distillation capacity at the beginning of the year.

The decrease in refinery throughput compared to the first quarter 2011 is due to the sale of Group’s interest in CEPSA at the end of July 2011; excluding this impact, throughput volume would have increased by 2% compared to the first quarter 2011. In the first quarter 2012, throughput was affected by mainly by a major turnaround at the Provence refinery.

> Results

in millions of euros (except the ERMI)	1Q12	4Q11	1Q11	1Q12 vs 1Q11
European refining margin indicator - ERMI ($/t)	20.9	15.1	24.6	-15%
Adjusted operating income*	(47)	(126)	289	na
Adjusted net operating income*	61	35	266	-77%
• Contribution of Specialty chemicals **	91	74	105	-13%
Investments	429	624	344	+25%
Divestments	141	58	16	x9
Cash flow from operating activities	(36)	(649)	1,058	na
Adjusted cash flow	128	114	443	-71%

*       detail of adjustment items shown in the business segment information annex to financial statements.

**     Hutchinson, Bostik, Atotech ; including coatings and photocure resins until they were sold in July 2011.

The European refinery margin indicator (ERMI) averaged 20.9 $/t in the first quarter 2012, a decrease of 15% compared to the first quarter 2011.

Adjusted net operating income from the Refining & Chemicals segment was 61 M€ in the first quarter 2012, a decrease of 77% compared to the first quarter 2011.

Expressed in dollars, the adjusted net operating income decreased by 78% compared to the first quarter 2011. The decrease is mainly due to the strong deterioration of the environment for petrochemicals in Europe and, to a lesser extent, a decrease in European refining margins.

The ROACE[16] for the Refining & Chemicals segment was 4% for the twelve months ended March 31, 2012, compared to 5% for the full-year 2011.

The annualized first quarter 2012 ROACE for the Refining & Chemicals segment was 2%.

[16] Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Supply & Marketing > Refined product sales
Sales in kb/d*	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Europe	1,211	1,280	1,630	-26%
Rest of world	529	534	515	+3%

Total Supply & Marketing sales	1,740	1,814	2,145	-19%

*  Excludes trading and bulk Refining sales, includes share of TotalErg and, until July 31, 2011, CEPSA.

In the first quarter 2012, sales volumes decreased by 19% compared to the first quarter last year. The decrease is due to the sale of marketing activities in the UK and the sale of the Group’s interest in CEPSA in 2011. Excluding these portfolio effects, sales volumes for Supply & Marketing would have been stable.

> Results

in millions of euros	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Sales	21,411	21,374	20,489	+4%
Adjusted operating income*	369	334	259	+42%
Adjusted net operating income*	257	238	248	+4%
Investments	136	379	91	+49%
Divestments	34	479	21	+62%
Cash flow from operating activities	(302)	33	(44)	na
Adjusted cash flow	315	291	206	+53%

*  Detail of adjustment items shown in the business segment information annex to financial statements.

Supply & Marketing sales were 21.4 B€, an increase of 4% compared to the first quarter 2011.

Adjusted net operating income from the Supply & Marketing segment was 257 M€ in the first quarter 2012, an increase of 4% compared to the first quarter 2011, mainly due to an improvement in margins for specialty products.

The ROACE[17] for the Supply & Marketing segment was 17% for the twelve months ended March 31, 2012, compared to 18% for the full-year 2011.

The annualized first quarter 2012 ROACE for the Supply & Marketing segment was 18%.

[17] Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

•      Summary and outlook

The ROACE[18] for the Group for the twelve months ended March 31, 2012, was 16%, stable compared to the full-year 2011. The annualized first quarter 2012 ROACE for the Group was 16%.

The return on equity for the twelve months ended March 31, 2012 was 18%, stable compared to the full-year 2011.

Pending approval at the May 11, 2012 Annual Shareholders Meeting, TOTAL S.A. will pay on June 21, 2012, the 0.57 € per share[19] remainder of the 2011 dividend. The 2011 cash dividend represents a total of 2.28 € per share.

In addition, the Board of Directors decided on April 26, 2012, to pay an interim 2012 dividend of 0.57 € per share on September 27, 2012[20].

Since the beginning of the year, the Group has successfully started production on three major new projects: Usan in Nigeria, Islay in the UK North Sea, and Bongkot South in Thailand. The next 2012 start-ups include Sulige in China and Angola LNG. Notwithstanding, production for the second quarter of 2012 will be impacted by the incidents in the UK, in Nigeria, and in Yemen, as well as by scheduled seasonal maintenance.

In the Refining & Chemicals segment, the start of the second quarter 2012 has been marked by a rebound in refining margins in Europe, resulting from a decrease in the price of oil and a reduction in available capacity due to seasonal shut-downs for major turnarounds and refinery closures in the Atlantic basin. For petrochemicals, margins in Europe have recovered from the very low first quarter levels.

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To listen to a presentation by CFO Patrick de La Chevardière to financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)207 162 0125 in Europe or +1 334 323 6203 (listen-only mode). For a replay, please consult the Web site or call +44 (0)207 031 4064 in Europe or +1 954 334 0342 in the U.S. (code: 914 321).

[18]        Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

[19]       The ex-dividend date will be June 18, 2012.

[20]       The ex-dividend date will be September 24, 2012.

This document may contain forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Supply & Marketing segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – La Défense 6 – 92078 Paris – La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

Operating information by segment for first quarter 2012 • Upstream
Combined liquids and gas production by region (kboe/d)	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Europe	499	518	582	-14%
Africa	709	693	691	+3%
Middle East	511	546	581	-12%
North America	68	67	68	—
South America	182	182	185	-2%
Asia-Pacific	214	212	242	-12%
CIS	189	166	22	x9

Total production	2,372	2,384	2,371	—

Includes equity affiliates	628	580	500	+26%
Liquids production by region (kb/d)	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Europe	226	244	263	-14%
Africa	566	553	551	+3%
Middle East	300	304	325	-8%
North America	24	22	32	-25%
South America	63	62	82	-23%
Asia-Pacific	24	25	28	-14%
CIS	26	27	12	x2

Total production	1,229	1,237	1,293	-5%

Includes equity affiliates	299	295	325	-8%

Gas production by region (Mcf/d)	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Europe	1,492	1,491	1,743	-14%
Africa	730	688	717	+2%
Middle East	1,143	1,307	1,390	-18%
North America	247	246	204	+21%
South America	663	664	571	+16%
Asia-Pacific	1,073	1,056	1,202	-11%
CIS	878	749	53	x17

Total production	6,226	6,201	5,880	+6%

Includes equity affiliates	1,773	1,537	947	+87%
Liquified natural gas	1Q12	4Q11	1Q11	1Q12 vs 1Q11
LNG sales* (Mt)	3.24	3.15	3.36	-4%

*  Sales, Group share, excluding trading ; 2011 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2011 SEC coefficient

•      Downstream (Refining & Chemicals and Supply & Marketing)

Refined product sales by region (kb/d)*	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Europe	2,066	2,049	2,481	-17%
Africa	392	378	369	+6%
Americas	441	409	439	—
Rest of world	568	486	480	+18%

Total consolidated sales	3,467	3,322	3,769	-8%
Includes bulk sales	501	446	437	+15%
Includes trading	1,226	1,062	1,187	+3%

* Includes share of CEPSA through July 31, 2011, and of TotalErg

Adjustment items • Adjustments to operating income
In millions of euros	1Q12	4Q11	1Q11
Special items affecting operating income	(65)	(484)	—
• Restructuring charges	—	—	—
• Impairments	—	(535)	—
• Other	(65)	51	—
Pre-tax inventory effect : FIFO vs. replacement cost	846	58	1356
Effect of change in fair value	(25)	30	84
Total adjustments affecting operating income	756	(396)	1440
• Adjustments to net income (Group share)
In millions of euros	1Q12	4Q11	1Q11
Special items affecting operating income (Group share)	18	(504)	(167)
• Gain on asset sales	80	268	11
• Restructuring charges	—	(66)	—
• Impairments	(20)	(716)	—
• Other	(42)	10	(178)
After-tax inventory effect : FIFO vs. replacement cost	590	49	946
Effect of change in fair value	(20)	20	63
Total adjustments affecting net income	588	(435)	842
Effective tax rates
Effective tax rate*	1Q12	4Q11	1Q11
Upstream	62.1%	60.4%	57.6%
Group	60.6%	60.8%	55.6%

*  Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments - Divestments
In millions of euros	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Investments excluding acquisitions*	3,873	5,225	2,787	+39%
• Capitalized exploration	350	328	217	+61%
• Change in non-current loans**	159	244	(208)	na
Acquisitions	1,832	1,858	2,529	-28%
Investments including acquisitions*	5,705	7,083	5,316	+7%
Asset sales	1,455	1,211	296	x5
Net investments**	4,250	5,872	5,020	-15%
Expressed in millions of dollars***	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Investments excluding acquisitions*	5,077	7,044	3,813	+33%
• Capitalized exploration	459	442	297	+55%
• Change in non-current loans**	208	329	(285)	na
Acquisitions	2,401	2,505	3,460	-31%
Investments including acquisitions*	7,478	9,549	7,272	+3%
Asset sales	1,907	1,633	405	x5
Net investments**	5,571	7,917	6,867	-19%

*       Includes changes in non-current loans.

**     Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.

***  Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio
in millions of euros	03/31/2012	12/31/2011	03/31/2011
Current borrowings	9,574	9,675	11,674
Net current financial assets	(1,322)	(533)	(1,709)
Non-current financial debt	22,428	22,557	20,215
Hedging instruments of non-current debt	(1,882)	(1,976)	(1,352)
Cash and cash equivalents	(13,330)	(14,025)	(17,327)
Net debt	15,468	15,698	11,501
Shareholders’ equity	70,945	68,037	62,535
Estimated dividend payable	(2,573)	(1,255)	(3,832)
Non-controlling interests	1,275	1,352	898
Equity	69,647	68,134	59,601
Net-debt-to-equity ratio	22.2%	23.0%	19.3%

2012 Sensitivities*
	Scenario	Change	Impact on adjusted operating income(e)	Impact on adjusted net operating income(e)
Dollar	1.40 $/€	+0.1 $ per €	-1.8 B€	-0.95 B€
Brent	100 $/b	+1 $/b	+0.25 B€ / 0.35 B$	+0.11 B€ / 0.15 B$
European refining margins (ERMI)	25 $/t	+1 $/t	+0.06 B€ / 0.08 B$	+0.04 B€ / 0.05 B$

*  Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively.

Return on average capital employed • Twelve months ended March 31, 2012
in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing	Group
Adjusted net operating income	10,495	643	1,019	11,975
Capital employed at 03/31/2011*	44,528	16,369	5,839	70,579
Capital employed at 03/31/2012*	59,383	16,222	6,031	83,093
ROACE	20.2%	3.9%	17.2%	15.6%

• Full-year 2011
in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing	Group
Adjusted net operating income	10,405	848	1,010	12,045
Capital employed at 12/31/2010*	43,972	17,265	5,608	70,866
Capital employed at 12/31/2011*	58,939	15,883	5,391	81,066
ROACE	20.2%	5.1%	18.4%	15.9%

* At replacement cost (excluding after-tax inventory effect).